40-33

811-6242

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

04029005

PROCESSING SECTION
APR 22 2004
WASH. D.C. 206

April 20, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of Frederic Ian Fischbein v. Franklin AGE High Income Fund, et al. Case No. C 04 0584 JSW.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya Gordon
Associate Corporate Counsel

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A

Fund/Trust Name	*811 Number*	*Adviser*
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* - Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* - Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

ORIGINAL

Robert S. Green (Calif. Bar No.136183)
Robert A. Jigarjian (Calif. BarNo.171107)
GREEN & JIGARJIAN LLP
235 Pine Street, 15th Floor
San Francisco, California 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 272-4430

Attorneys for Plaintiff

FILED 04 FEB 11 PM 3:21 RICHARD W. WIEKING CLERK, U.S. DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA

E-filing

JSW

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

FREDERIC IAN FISCHBEIN on behalf of FREDERIC IAN FISCHBEIN M.D. P.C. AMENDED/RESTATED EMPLOYEE BENEFIT TRUST DATED 12/1/84, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. FRANKLIN AGE HIGH INCOME FUND, FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN AGGRESSIVE GROWTH FUND FRANKLIN ALABAMA TAX-FREE INCOME FUND, FRANKLIN ARIZONA TAX-FREE INCOME FUND, FRANKLIN BALANCE SHEET INVESTMENT FUND, FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN BLUE CHIP FUND, FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND, FRANKLIN CALIFORNIA INSURED **Caption Continues on next page**	Civil Action No. C 04 0584 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND, FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DOUBLE TAX-FREE INCOME FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN FLORIDA TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND, FRANKLIN GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN

Caption Continues On Next Page

MISSOURI TAX-FREE INCOME FUND, FRANKLIN MONEY FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND, FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND, FRANKLIN NEW YORK TAX-FREE INCOME FUND, FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND, FRANKLIN OHIO INSURED TAX-FREE INCOME FUND, FRANKLIN OREGON TAX-FREE INCOME FUND, FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND, FRANKLIN REAL ESTATE SECURITIES FUND, FRANKLIN RISING DIVIDENDS FUND, FRANKLIN SHORT-INTERMEDIATE U.S., GOVERNMENT SECURITIES FUND, FRANKLIN SMALL CAP GROWTH FUND II, FRANKLIN SMALL CAP VALUE FUND, FRANKLIN SMALL-MID CAP GROWTH FUND, FRANKLIN STRATEGIC INCOME FUND, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN TAX-EXEMPT MONEY FUND, FRANKLIN TECHNOLOGY FUND, FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND, FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND, FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND, FRANKLIN TEMPLETON GROWTH TARGET FUND, FRANKLIN TEMPLETON HARD CURRENCY FUND, FRANKLIN TEMPLETON MODERATE TARGET FUND, FRANKLIN TEMPLETON MONEY FUND, FRANKLIN TENNESSEE MUNICIPAL BOND FUND, FRANKLIN TEXAS TAX-FREE INCOME FUND, FRANKLIN TOTAL RETURN FUND, FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN U.S. LONG-SHORT FUND, FRANKLIN UTILITIES FUND, FRANKLIN VIRGINIA TAX-FREE INCOME FUND, TEMPLETON CHINA WORLD FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON FOREIGN FUND, TEMPLETON FOREIGN SMALLER

Caption Continues On Next Page

COMPANIES FUND, TEMPLETON GLOBAL BOND FUND, TEMPLETON GLOBAL LONG-SHORT FUND, TEMPLETON GLOBAL OPPORTUNITIES TRUST, TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., TEMPLETON GROWTH FUND, INC., TEMPLETON INTERNATIONAL (EX EM) FUND, TEMPLETON LATIN AMERICA FUND, TEMPLETON PACIFIC GROWTH FUND, TEMPLETON WORLD FUND, MUTUAL BEACON FUND, MUTUAL DISCOVERY FUND, MUTUAL EUROPEAN FUND, MUTUAL FINANCIAL SERVICES FUND, MUTUAL QUALIFIED FUND, MUTUAL RECOVERY FUND, MUTUAL SHARES FUND (collectively known as the "FRANKLIN FUNDS"); FRANKLIN ASSET ALLOCATION FUND, FRANKLIN CALIFORNIA TAX FREE INCOME FUND INC., FRANKLIN CALIFORNIA TAX FREE TRUST, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN CUSTODIAN FUNDS INC., FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX FREE INCOME FUND, FRANKLIN FLOATING RATE MASTER TRUST, FRANKLIN FLOATING RATE TRUST, FRANKLIN GLOBAL TRUST, FRANKLIN HIGH INCOME TRUST, FRANKLIN TEMPLETON INTERNATIONAL TRUST, FRANKLIN INVESTORS SECURITIES TRUST, FRANKLIN MANAGED TRUST, FRANKLIN MONEY FUND, FRANKLIN MULTI INCOME TRUST, FRANKLIN MUNICIPAL SECURITIES TRUST, FRANKLIN MUTUAL SERIES FUND INC., FRANKLIN NEW YORK TAX FREE INCOME FUND, FRANKLIN NEW YORK TAX FREE TRUST, FRANKLIN REAL ESTATE SECURITIES TRUST, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN STRATEGIC SERIES, FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND, FRANKLIN TAX ADVANTAGED INTERNATIONAL BOND FUND, FRANKLIN TAX ADVANTAGED U.S. GOVERNMENT SECURITIES FUND, FRANKLIN TAX EXEMPT MONEY FUND, FRANKLIN TAX FREE TRUST, FRANKLIN TEMPLETON FUND ALLOCATOR SERIES, FRANKLIN

Caption Continues On Next Page

TEMPLETON GLOBAL TRUST, FRANKLIN TEMPLETON JAPAN FUND, FRANKLIN TEMPLETON MONEY FUND TRUST, FRANKLIN TEMPLETON SERVICES LLC. (collectively known as the "FRANKLIN FUNDS REGISTRANTS"); FRANKLIN RESOURCES, INC.; FRANKLIN ADVISERS, INC.; TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT SERVICES, INC.; FRANKLIN MUTUAL ADVISERS, LLC; WILLIAM POST; SECURITY BROKERAGE, INC.; DANIEL G. CALUGAR, DCIP, L.P.; FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P.; and JOHN DOES 1-100,

Defendants

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of regulatory filings and reports and advisories; press releases and media reports about the subject matter of this complaint, and the following complaints: *Securities Exchange Commission v. Daniel Calugar and Security Brokerage, INc.*, No. CV-S-03-1600-RCJ-RJJ (D. Nev. filed Dec. 22, 2003), and *In re: Franklin Resources, Inc.* No. E-2004-007 (Mass. Sec. Div. Enforcement Sec. filed on Feb. 4, 2004). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Franklin family of funds (*i.e.*, the Franklin Funds as defined in the caption, above) between February 6, 1999 and February 4, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers, were improperly allowed to "time" their trades in Franklin Funds. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts William Galvin filed an administrative complaint ("Galvin Complaint") against the Fund Defendants for facilitating and permitting market timing in Franklin Funds, in direct contravention of the Funds' prospectuses, in exchange for millions of dollars in "sticky assets" investments in Franklin hedge funds. The complaint stated that ***"[t]his case illustrates yet another mutual fund company putting profits over its fiduciary duty to act in the best interests of its long-term shareholder clients."*** (emphasis added)

3. The Galvin Complaint also charged Daniel G. Calugar ("Calugar") and his brokerage company, Security Brokerage, Inc. ("SBI") with market timing in Franklin Funds. The Complaint alleges that Calugar invested at least $10 million in sticky assets in a Franklin hedge fund in exchange for the right to time at least $45 million in Franklin Funds. During the Class Period, SBI and Calugar also aided, abetted, and otherwise participated in the breach of the Advisors' and the Franklin Funds' fiduciary duties to Funds' investors to prevent market timing.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Franklin Resources, Inc., Franklin Advisers, Inc., Templeton/Franklin Investment Services, Inc., and Franklin Private Client Services, Inc. maintain their principal place of business in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Frederic Ian Fischbein, on behalf of Frederic Ian Fischbein M.D. P.C. Amended/Restated Employee Benefit Trust Dated 12/1/84, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Franklin Income

Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund during the Class Period and has been damaged thereby.

8. Each of the defendant Franklin Funds, including the Franklin Income Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Franklin Advisors, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

9. Defendant Franklin Resources, Inc. ("Franklin Resources") is a California-based corporation and maintains its corporation headquarters at One Franklin Parkway, Building 920, San Mateo, California 94403. Franklin Resources, through its subsidiaries, provides retail and institutional asset management services throughout the world under the trade name Franklin Templeton Investments. Franklin Resources is the ultimate parent of all of the defendants bearing the Franklin and/or Templeton names. Franklin Resources securities trade on the New York Stock Exchange under the symbol "BEN."

10. Defendant Franklin Advisers, Inc. ("Franklin Advisers") is registered as an investment adviser under the Investment Advisers Act and, along with Templeton/Franklin Investment Services, Inc. ("Templeton/Franklin Investment"), Franklin Mutual Advisers, LLC ("Franklin Mutual Advisers") and Franklin Private Client Services, Inc. ("Franklin Private Client"), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Advisers, along with Templeton/Franklin Investment, Franklin Mutual Advisers and Franklin Private Client had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403.

11. Defendant Templeton/Franklin Investment, doing business as "Templeton Private Client Group", is registered as an investment adviser under the Investment Advisers Act and, along with Franklin Advisers, Franklin Mutual Advisers and Franklin Private Client, managed

and advised the Franklin Funds during the Class Period. During this period, Templeton/Franklin Investment, along with Franklin Advisers, Franklin Mutual Advisers and Franklin Private Client, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Templeton/Franklin Investment is located at One Franklin Parkway, San Mateo, California 94403.

12. Defendant Franklin Private Client is registered as an investment adviser under the Investment Advisers Act and, along with Franklin Advisers, Franklin Mutual Advisers and Templeton/Franklin Investment, managed and advised the Franklin Funds during the Class Period. During this period, Franklin Private Client, along with Franklin Advisers, Franklin Mutual Advisers and Templeton/Franklin Investment, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Private Client is located at One Franklin Parkway, San Mateo, California 94403.

13. Defendant Franklin Mutual Advisers is registered as an investment adviser under the Investment Advisers Act and, along with Franklin Advisers, Franklin Private Client and Templeton/Franklin Investment, managed and advised the Franklin Funds during the Class Period. During this period, Franklin Mutual Advisers, along with Franklin Private Client, Franklin Advisers and Templeton/Franklin Investment, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Mutual Advisers is located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

14. Franklin Advisers, Franklin Mutual Advisers, Templeton/Franklin Investment, and Franklin Private Client are collectively known as herein as the "Advisors."

15. Defendant William Post ("Post") served as a portfolio manager of various Franklin Funds from as early as June 2000 to as late as December 2003, and was the President and Chief Executive Officer of the northern California Region of Templeton/Franklin. During the Class Period Post was an active participant in the unlawful scheme alleged herein.

16. Defendants Franklin Funds Registrants are the registrants and issuers of the shares of one or more of the Franklin Funds.

17. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Hedge Fund") is a Delaware limited partnership and hedge fund of which Calugar was a limited partner. As part and parcel of defendants' unlawful scheme alleged herein, the Calugar Defendants invested $10 million in "sticky assets", defined herein, in the Franklin Hedge Fund in exchange for market timing capacity in the Franklin Funds.

18. Franklin Resources, the Advisors, Franklin Funds Registrants, Franklin Hedge Fund, Franklin Funds, and William Post are referred to collectively herein as the "Fund Defendants."

19. Defendant SBI was at all relevant times a broker dealer firm registered with the Securities Exchange Commission ("SEC") and located in Las Vegas, Nevada. On September 19, 2003, SBI filed Form BDW with the SEC seeking to withdraw its broker-dealer registration.

20. Defendant Daniel G. Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los Angeles, California and, at all relevant times, was the President and 95% owner of SBI.

21. Defendant DCIP, L.P. ("DCIP") is a limited partnership formed under the laws of the State of Nevada for the purpose of market timing and other improper trading of mutual funds. Calugar is a general partner of DCIP.

22. Defendants Calugar, SBI, and DCIP are collectively known as herein as the "Calugar Defendants."

23. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Franklin Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the Franklin Income Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund, or like interests in any of the other Franklin Funds, between February 6, 1999 and February 4, 2004, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in Franklin Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Franklin Funds, including the Franklin Income Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

25. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Franklin Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

26. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

27. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

28. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Franklin Funds; and

(c) whether the Calugar Defendants aided and abetted the Advisors and the Franklin Funds in their violation of their fiduciary duties;

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

29. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

30. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as February 6, 1999 and February 4, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary Franklin Funds' investors, including plaintiff and other members of the Class, through secret and illegal after-hours trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of

plaintiff and the other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Franklin Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Franklin Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the Franklin Funds, the Calugar Defendants and the John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing the assets under Franklin Funds' management and the fees paid to Franklin Funds' managers. The assets parked in the Franklin Funds in exchange for the right to engage in timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the Calugar Defendants and John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

<u>Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class</u>

31. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

32. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Franklin Funds' underlying securities may not have traded for hours before the New York closing time

can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

33. Effective timing captures an arbitrage profit which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Calugar Defendants and the John Doe Defendants also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

34. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

35. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Calugar Defendants and John Doe Defendants to time their trades, but, in the case of the Calugar Defendants, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

<u>Defendants' Fraudulent Scheme</u>

36. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. On September 4, 2003, The Wall Street Journal published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last***

year estimated that such strategies cost long-term investors $5 billion a year.

The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

38. On December 23, 2003, the SEC announced that it had filed civil fraud charges against SBI and Calugar for their participation in a scheme to defraud mutual fund shareholders through improper late trading and market timing and alleged that, from at least 2001 to 2003, Calugar, trading through SBI, reaped profits of approximately $175 million from improper late trading (the practice of placing orders to buy or sell mutual fund shares after close of market at 4:00 p.m. EST, but at the mutual fund's Net Asset Value ("NAV"), or price, determined at the market close) and market timing, principally through mutual funds in the Alliance Capital Management, LP and Massachusetts Financial Services family of mutual funds.

39. Based on the SEC's application, United States District Judge Robert Clive Jones of the District of Nevada issued a temporary restraining order freezing the assets of the defendants, prohibiting the destruction of documents, and granting expedited discovery. The SEC applied for the emergency relief after learning that, on December 18, 2003, Calugar had transferred $50 million of proceeds from his scheme out of MFS. This transfer occurred on the same day that the SEC instituted an enforcement action against Alliance in connection with market timing activity. The SEC's action against Alliance identified Calugar as the largest market timer at Alliance.

40. On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts, Securities Division, William Galvin, filed an administrative complaint against the Fund Defendants charging them with violating the anti-fraud provision of the Massachusetts Uniform Securities Act by agreeing to give the Calugar Defendants $45 million in market timing capacity in Franklin Funds, in direct contravention of the Funds' prospectuses, in exchange for

millions of dollars in sticky assets in Franklin hedge funds. Specifically, the Galvin Complaint alleges as follows:

> On April 6, 2001, Calugar opened a $30 million dollar profit sharing account under the name of his broker-dealer, Security Brokerage, Inc. Many Franklin employees, including Tom Johnson, . . . and Post were aware of the account and were also aware that Calugar was a known market timer.
>
> ***T. Johnson states in an e-mail dated April 20, 2001: "the client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time. . ."***
>
> * * *
>
> As T. Johnson points out in an e-mail dated August 9, 2001: ***"I learned from Maria Delucchi-Kahale of Bill Post's area that the client we are going to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below plan (SBI Profit Sharing Plan) and previously timed us through his own b/d."*** [Emphasis added.]

The market timing arrangement between the Fund Defendants permitted the Calugar Defendants to make four exchanges in Franklin Funds per month; exempted them from the 2% redemption fee for market timing trades; and provided them access to technology that prevented the Franklin market timing desk from detecting their market timing. In particular, the Galvin Complaint alleges as follows:

> On August 14, 2001, Calugar thanks Post for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition Calugar summarizes the discussions between himself and Post. He writes:
>
> > I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:
> >
> > ***DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.***
> > ***During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).***

> ***These positions will be invested in a market timing approach we discussed and as described below.*** All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> ***The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right,*** and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.
>
> ***My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.*** [Emphasis added.]

41. The Calugar defendants continued to invest significant amounts in Franklin hedge funds and money market funds in exchange for the right to market time Franklin Funds. For example, on September 9, 2001, SBI opened an additional account with the Fund Defendants for the sole purpose of timing the Franklin Small Mid-Cap Growth Fund. The Calugar Defendants' market timing proposals were well received by the Fund Defendants, as evidenced by the following e-mail from a Franklin employee at Franklin/Templeton Distributors, Inc. dated November 5, 2001:

> ***The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there's no prepaid commission when it actually exchanges to the Small Mid.*** [Emphasis added.]

The Galvin Complaint also described Post's involvement in securing additional market timing capacity for the Calugar Defendants in other mutual fund families:

> In April of 2002, Post begins to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requests new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment adviser to the American Funds.

* * *

> On April 23, 2002, Post sends a letter to Paster, and employee of Capital Guardian Trust Company, an investment adviser affiliate of CRM. Post outlines the investment strategy of Calugar and SBI and asks whether the "proposed trading activities" were "acceptable to the American Funds."

The Prospectuses, Including the Franklin Income Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund Prospectuses, <u>Were Materially False and Misleading</u>

42. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Franklin Funds' policies on timed trading, and acquired shares pursuant to one or more of the Prospectuses.

43. The Prospectuses falsely stated that the Advisors actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the September 2001 Prospectus for the Franklin Small Mid-Cap Growth Fund stated as follows:

> MARKET TIMERS ***The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Mid-Cap Growth Fund do not allow investment by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds.*** Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified ***Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.*** This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and fund under the automatic dividend reinvestment program and the systematic withdrawal

program. Some funds do not allow investments by Market Timers. [Emphasis added.]

44. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiff and the other members of the Class:

a. that defendants had entered into an agreement allowing the Calugar Defendants and the John Doe Defendants to time their trading of the Franklin Funds shares;

b. that, pursuant to that agreement, the Calugar Defendants and other favored investors regularly timed Franklin Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Calugar Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated Franklin Funds policies;

d. that the Fund Defendants regularly allowed the Calugar Defendants and other favored investors to engage in trades that were disruptive to the efficient management of the Franklin Funds and/or increased the Franklin Funds' costs and thereby reduced the Franklin Funds' actual performance; and

e. that the amount of compensation paid by the Franklin Funds to the Advisors, because of the Franklin Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to the Advisors by the Franklin Funds and their respective shareholders, including plaintiff and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

45. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the Franklin Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Franklin Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and the other Class members.

Additional Scienter Allegations

46. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Franklin Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding Franklin Funds, their control over, and/or receipt and/or modification of Franklin Funds' allegedly materially misleading misstatements and/or their associations with the Franklin Funds which made them privy to confidential proprietary information concerning the Franklin Funds, participated in the fraudulent scheme alleged herein.

47. Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Calugar Defendants and John Doe Defendants.

48. The Calugar Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The Franklin Funds Registrants For Violations of Section 11 Of The Securities Act

49. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and

disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

50. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Franklin Funds Registrants.

51. The Franklin Funds Registrants are the registrants for the fund shares sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Franklin Funds Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

52. Plaintiff was provided with the Prospectus of each of the Franklin Income Fund, Franklin Convertible Securities Fund, Mutual Beacon Fund, Franklin Age High Income Fund, Franklin Small Cap Value Fund, Templeton Long-Short Fund, and Mutual Discovery Fund Prospectus and, similarly, prior to purchasing units of each of the other Franklin Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Franklin Funds pursuant or traceable to the relevant false and misleading Prospectuses and were damaged thereby.

53. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Franklin Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, the Calugar Defendants and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

a. that defendants had entered into an unlawful agreement allowing the Calugar Defendants and John Doe Defendants to time its trading of the Franklin Funds shares;

b. that, pursuant to that agreement, the Calugar Defendants regularly timed Franklin Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Calugar Defendants;

d. that the Fund Defendants regularly allowed the Calugar Defendants to engage in trades that were disruptive to the efficient management of the Franklin Funds and/or increased the Franklin Funds' costs and thereby reduced the Franklin Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, the Calugar Defendants and John Doe Defendants benefited financially at the expense of the Franklin Funds investors including plaintiff and the other members of the Class.

54. At the time they purchased the Franklin Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Franklin Resources and the Advisors as Control Persons of The Franklin Funds Registrants For Violations of Section 15 of the Securities Act

55. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

56. This Claim is brought pursuant to Section 15 of the Securities Act against Franklin Resources, the Advisors, each as a control person of the Franklin Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Franklin Funds' public filings,

press releases and other publications are the collective actions of Franklin Resources and the Advisors.

57. The Franklin Funds Registrants are liable under Section 11 of the Securities Act as set forth herein.

58. Each of Franklin Resources and the Advisors were "control persons" of the Franklin Funds Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of Franklin Funds -- by virtue of their positions of control and authority over the Franklin Funds Registrants – Franklin Resources and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Franklin Funds Registrants to engage in the wrongful conduct complained of herein. Franklin Resources and the Advisors issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

59. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Franklin Resources and the Advisors are liable to plaintiff and the other members of the Class for the Franklin Funds Registrants' primary violations of Section 11 of the Securities Act.

60. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Franklin Resources and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD ON THE MARKET DOCTRINE

61. At all relevant times, the market for Franklin Funds was an efficient market for the following reasons, among others:

(a) The Franklin Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Franklin Funds were regularly filed with the SEC;

(c) Persons associated with the Franklin Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Franklin Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain clients of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

62. As a result of the foregoing, the market for the Franklin Funds promptly digested current information regarding Franklin Funds from all publicly available sources and reflected such information in the respective Franklin Funds NAV. Investors who purchased or otherwise acquired shares or interests in the Franklin Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Franklin Funds during the Class Period suffered similar injury through their purchase or acquisition of Franklin Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

63. Plaintiff repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

64. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Franklin Funds shares or interests at

distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

65. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Franklin Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Franklin Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

66. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Franklin Funds' operations, as specified herein.

67. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

68. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

69. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Franklin Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices

of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Franklin Funds during the Class Period at distorted prices and were damaged thereby.

70. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the Franklin Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

71. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

72. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Franklin Funds shares during the Class Period.

FOURTH CLAIM

Against Franklin Resources (as a Control Person of the Advisors); the Advisors (as a Control Person of Franklin Funds Registrants); and Franklin Funds Registrants (as a Control Person of the Franklin Funds and Franklin Hedge Fund) For Violations of Section 20(a) of the Exchange Act

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

74. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Franklin Resources as a control person of the Advisors; the Advisors as a control person of Franklin Funds Registrants, and Franklin Funds Registrants as a control person of the Franklin Funds and Franklin Hedge Fund.

75. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Franklin Funds' public filings, press releases and other publications are the collective actions of Franklin Resources, the Advisors, Franklin Funds Registrants.

76. Each of Franklin Resources, the Advisors, and Franklin Funds Registrants acted as controlling persons of the Franklin Funds and Franklin Hedge Fund within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Franklin Funds' and Franklin Hedge Fund's respective businesses and systematic involvement in the fraudulent scheme alleged herein, Franklin Resources, the Advisors, and Franklin Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Franklin Funds and Franklin Hedge Fund, including the content and dissemination of the various statements which plaintiff contend are false and misleading. Franklin Resources, the Advisors, and Franklin Funds Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

77. In particular, each of Franklin Resources, the Advisors, and Franklin Funds Registrants had direct and supervisory involvement in the operations of the Franklin Funds and Franklin Hedge Fund, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

78. As set forth above, Franklin Resources, the Advisors, and Franklin Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Franklin Resources, the Advisors, and Franklin Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Franklin Funds securities during the Class Period and Franklin Hedge Fund's active participation in the unlawful scheme alleged herein.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. §80b 6 and 15 U.S.C. §80b 15]

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b 15.

81. The Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

82. As a fiduciary pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b 6, governing the conduct of investment advisers.

83. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the Calugar Defendants and John Doe Defendants to secretly engage in timing of the Franklin Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

84. The Advisors breached their fiduciary duty owed to plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

85. The Advisors are liable as a direct participant in the wrongs complained of herein. The Advisors, because of its position of authority and control over the Franklin Funds

Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Franklin Funds.

86. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Franklin Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including: (1) increasing its profitability at plaintiff' other members of the Class' expense by allowing the Calugar Defendants and the John Doe Defendants to secretly time the Franklin Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

87. As a result of the Advisors' multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

88. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

SIXTH CLAIM

Aiding and Abetting Breach of Fiduciary Duties Against the Calugar Defendants

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. At all times herein, the directors, officers and employees of the Franklin Funds, which were entrusted with the management of the assets of plaintiff and other members of the Class, had fiduciary duties to plaintiff and the other members of the Class.

91. The Calugar Defendants knew or should have known that the Advisors' and the Franklin Funds' directors, officers and employees had these fiduciary duties.

92. By failing to prevent the late trading and timed trading of their funds, in contravention of their express policies, the Advisors' and the Franklin Funds' directors, officers and employees breached their fiduciary duties to plaintiff and other members of the Class.

93. The Calugar Defendants possessed actual or constructive knowledge that the Advisors and the Franklin Funds were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

94. The Calugar Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiff and other members of the Class. By participating in the Advisors' and the Franklin Funds' breach of fiduciary duties, defendants are liable therefor.

95. Accordingly, the Calugar Defendants' knowing participation in the Advisors' and the Franklin Funds' breach of fiduciary duties resulted, with respect to plaintiff and the other members of the class, in millions of dollars of damages, at least.

96. Because the Calugar Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Calugar Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of plaintiff and other Class members against all defendants, jointly and severally, in an amount to be determined at trial;

D. Awarding plaintiff and other members of the Class rescission of their contracts with the Advisors, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Advisors pursuant to such agreements;

E. Causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

F. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

G. Such other and further relief as the Court may deem just and proper.

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JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 11, 2004

GREEN & JIGARJIAN LLP

By: ______________________
Robert A. Jigarjian

Robert S. Green
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF PETER D. FISCHBEIN
Peter D. Fischbein
777 Terrace Avenue
Hasbrouck Heights, NJ 07604
(201) 288-1307

Attorneys for Plaintiff

CERTIFICATION OF PROPOSED LEAD PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

I, Fredric Ian Fischbein, declare the following as to the claims asserted, or to be asserted, under the federal securities laws:

1. I have reviewed the FRANKLIN mutual fund complaint prepared by Milberg Weiss Bershad Hynes & Lerach LLP, whom I designate as my counsel in this action for all purposes.

2. I did not acquire FRANKLIN Mutual Fund units at the direction of plaintiff's counsel or in order to participate in any private action under the federal securities laws.

3. I am willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial.

4. I will not accept any payment for serving as a representative party beyond my pro rata share of any recovery, except reasonable costs and expenses, such as lost wages and travel expenses, directly related to the class representation, as ordered or approved by the court pursuant to law.

5. I have not sought to serve or served as a representative party for a class in an action under the federal securities laws within the past three years, except: Tyco, Case No. 02CV90657; Merrill Lynch, Case No. 02CV6562; Marsh + McLennan Case No. 03CV4157

6. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is unaffected by my decision to serve as a representative party.

7. Since February 6, 1999, I have made the following transactions in FRANKLIN Mutual Funds, and will provide records of these transactions upon request:

Fund/Ticker	Trade Date	No. of Shares/Units	Price Per Share/Unit	Buy or Sell
See attached Schedule A				

Please use and attach additional pages if necessary.

I declare under penalty of perjury that the foregoing is true and correct

Executed this 11th day of February, 2004

[signature]

Fredric Ian Fischbein on behalf of Signature
Fredric Ian Fischbein PC
Amended/Restated Employee
Benefit Trust dated 12/1/84

Schedule A
Fredric Ian Fischbein
Franklin Funds

Purchases:

Franklin Income Fund Class A

Ticker	Date	Shares	Total	Price
FKINX	03/13/02	2,262.4430	5,000.0000	2.2100
FKINX	04/02/02	13.3080	29.4100	2.2099
FKINX	05/02/02	13.2650	29.5800	2.2299
FKINX	05/13/02	11,313.0000	25,001.7300	2.2100
FKINX	06/04/02	80.7440	176.8300	2.1900
FKINX	07/02/02	87.1960	177.8800	2.0400
FKINX	07/23/02	8,021.3900	15,000.0000	1.8700
FKINX	08/02/02	146.7820	283.2900	1.9300
FKINX	09/04/02	144.7720	285.2000	1.9700
FKINX	10/02/02	151.0950	287.0800	1.9000
FKINX	11/04/02	152.1260	289.0400	1.9000
FKINX	11/08/02	13,089.0050	25,000.0000	1.9100
FKINX	12/03/02	89.5860	177.3800	1.9800
FKINX	12/03/02	232.9190	461.1800	1.9800
FKINX	01/06/03	231.5270	465.3700	2.0100
FKINX	02/04/03	236.5560	468.3800	1.9800
FKINX	03/04/03	241.7690	471.4500	1.9500
FKINX	04/02/03	239.6970	474.6000	1.9800
FKINX	05/02/03	229.6680	477.7100	2.0800
FKINX	06/03/03	219.4980	480.7000	2.1900
FKINX	07/02/03	218.8010	483.5500	2.2100
FKINX	08/04/03	225.1850	486.4000	2.1600
FKINX	09/03/03	221.4120	489.3200	2.2100

Franklin Convertible Securites Fund Class A

Ticker	Date	Shares	Total	Price
FISCX	03/13/02	355.8720	5,000.0000	14.0500
FISCX	03/19/02	1.5810	22.2400	14.0670
FISCX	04/16/02	1.6250	22.3400	13.7477
FISCX	05/16/02	1.6240	22.4400	13.8177
FISCX	06/18/02	1.7460	22.5400	12.9095
FISCX	07/16/02	1.9490	22.6500	11.6213
FISCX	08/16/02	2.0170	22.7700	11.2890
FISCX	09/17/02	2.0190	22.9000	11.3422
FISCX	10/16/02	1.7490	18.5700	10.6175
FISCX	12/16/02	3.7350	42.3500	11.3387
FISCX	03/18/03	3.1630	35.9300	11.3595
FISCX	06/17/03	3.8750	51.6200	13.3213
FISCX	09/16/03	4.3450	58.4000	13.4407

Schedule A
Fredric Ian Fischbein
Franklin Funds

Purchases:

Ticker	Date	Shares	Total	Price
Franklin Mutual Beacon Fund Class A				
TEBIX	12/18/01	982.0000	12,500.8600	12.7300
TEBIX	06/17/02	2.0090	25.6300	12.7576
TEBIX	06/17/02	6.5030	82.9800	12.7603
TEBIX	06/17/02	2.2080	28.1800	12.7627
TEBIX	12/23/02	11.5070	129.4500	11.2497
TEBIX	06/16/03	7.4140	91.7900	12.3806
Franklin AGE High Income Fund Class A				
AGEFX	01/08/02	2,590.6740	5,000.0000	1.9300
AGEFX	02/04/02	23.1790	44.0400	1.9000
AGEFX	03/04/02	23.8920	44.4400	1.8600
AGEFX	04/02/02	20.9370	39.5700	1.8900
AGEFX	05/02/02	20.9890	39.8800	1.9000
AGEFX	06/04/02	21.6130	40.2000	1.8600
AGEFX	07/02/02	23.8350	40.5200	1.7000
AGEFX	08/02/02	25.0800	40.8800	1.6300
AGEFX	09/04/02	25.4630	41.2500	1.6200
AGEFX	10/02/02	26.3480	41.6300	1.5800
AGEFX	11/04/02	26.9420	42.0300	1.5600
AGEFX	12/03/02	22.0240	36.7800	1.6700
AGEFX	12/05/02	2,994.0120	5,000.0000	1.6700
AGEFX	01/06/03	45.7710	75.9800	1.6600
AGEFX	02/04/03	45.3140	76.5800	1.6900
AGEFX	03/04/03	38.4120	65.3000	1.7000
AGEFX	04/02/03	37.5540	65.7200	1.7109
AGEFX	05/02/03	35.7460	66.1300	1.7609
AGEFX	06/03/03	38.8070	72.5700	2.0302
AGEFX	07/02/03	38.2410	73.0400	1.8821
AGEFX	08/04/03	38.8890	73.5000	1.9220
AGEFX	09/03/03	38.3210	73.9600	1.9018
Franklin Small Cap Value Fund Class A				
FRVLX	12/18/01	502.6140	12,500.0000	24.8700
FRVLX	03/13/02	362.0560	10,000.0000	27.6200
FRVLX	03/18/02	0.1120	3.1200	27.8571
FRVLX	03/19/02	0.0800	2.2400	28.0000
Templeton Global Long-Short Fund Class A				
TLSAX	05/13/02	933.0000	10,001.7600	10.7200

Schedule A
Fredric Ian Fischbein
Franklin Funds

Purchases:

Ticker	Date	Shares	Total	Price
Franklin Mutual Discovery Fund Class B				
TEDIX	12/18/01	703.8290	12,500.0000	17.7600
TEDIX	06/17/02	3.0280	55.8100	18.4313
TEDIX	06/17/02	1.5270	28.1500	18.4348
TEDIX	12/23/02	9.6040	154.1400	16.0496
TEDIX	06/16/03	4.2850	75.8900	17.7106

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FILED
04 FEB 11 PM 3:20
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

FREDERIC I. FISCHBEIN
Plaintiff(s)

-v-

FRANKLIN AGE HIGH INCOME
Defendant(s)

C 04-00584 JSW

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Jeffrey S. White. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
02/11/2004	Complaint filed	
06/04/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
06/04/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
06/18/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
06/25/2004	Case Management Conference in Courtroom 2, 17th Floor at 1:30 PM	Civil L.R. 16-10